

**DIVISION OF
CORPORATION FINANCE**


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631


October 1, 2009

Mr. Gregory T. Geswein
Chief Financial Officer, Libbey, Inc.
300 Madison Ave.
Toledo, OH 43604

Re: **Libbey, Inc.**
          Form 10-K for the year ended December 31, 2008
          Definitive Proxy Statement, April 8, 2009
          Form 10-Q for the quarter ended March 31, 2009
          File No. 1-12084

Dear Mr. Geswein:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding our review of these filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Era Anagnosti, Attorney, at (202) 551-3369, Andrew Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

                              Sincerely,

                              John Cash
                              Branch Chief